Filed by DCA Total Return Fund (File No. 811-21680)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: DCW Total Return Fund (File No. 811-21840)

The following is the shareholder letter sent to shareholders of the DCA Total Return Fund and the DCW Total Return Fund in connection with the funds’ semi-annual report for the period ended June 30, 2010.

SHAREHOLDER LETTER

August 20, 2010

Fellow Shareholders,

Following a sharp rally in the capital markets in 2009, the U.S. economy has so far struggled in 2010 to extend the recovery from the worst recession since the Great Depression. Plagued by domestic challenges to growth at home, including persistently high unemployment and a prolonged housing slump, the U.S. economy faced added uncertainty as overseas markets sent mixed signals. While China, India and Brazil posted solid economic growth year-to-date, helping drive global demand, the euro-zone debt crisis overshadowed the recovery as concerns over sovereign debt levels spread, threatening growth prospects in the EU region and beyond. The end result has been a decline in global equity values as represented by the MSCI World Index return of -9.56% over the six-month period ending June 30, 2010.

Against this back-drop the Funds have performed relatively well. As displayed in the performance tables that follow this letter, during the six-months ended June 30, 2010, DCA’s NAV total return was 19.15% while the market price total return was 7.55% and DCW’s NAV total return was -1.98% while the market price total return was -5.23%.

During this period, both Funds’ performance was negatively influenced by overall market conditions, but positively influenced by their overall asset allocations. The Funds benefited not only from outperformance (relative to the MSCI World Index) experienced in their Calamos-managed global common equity strategy, but also experienced positive total returns from both Funds’ preferred equity portfolios. DCA also materially benefited from an increase in value and realization of substantial cash flows from its Collateralized Loan Obligation holdings. The performance of these securities accounts for the majority of the performance differential between the Funds. Real estate debt securities continued to be a negative influence on both Funds’ performance as the future income generation capability of certain positions was deemed to be unlikely.

During 2010, we continued our efforts to implement strategic changes for the Funds. Most notably, pursuant to a proxy statement dated July 30, 2010 each Fund’s Board of Trustees (the “Boards”), including the Independent Trustees, approved and are asking you to approve the following:

1.	A proposal to elect two Trustees to serve three year terms, each to serve until his successor has been duly elected and qualified.

2.	A proposal to approve the removal of the fundamental restriction requiring each Fund to invest greater than 25% of its total assets in securities of companies in the real estate industry.

SHAREHOLDER LETTER (CONTINUED)

3.	A proposal to approve an Agreement and Plan of Reorganization reorganizing DCW into DCA (the “Reorganization”), the termination of DCW’s registration under the Investment Company Act of 1940, and the dissolution of DCW under Delaware law.

The proposals listed above include significant and we believe positive changes for the Funds.

First, the Boards believe the removal of the fundamental restrictions requiring each Fund to invest greater than 25% of its total assets in securities of real estate companies benefits shareholders by enabling the Funds greater asset class allocation flexibility, which will in turn facilitate investment opportunities to be sourced from a wider universe of securities. This increased flexibility potentially enhances each Fund’s ability to achieve its investment objective of total return.

Second, following shareholder meetings held March 16, 2009, the Funds changed their investment objectives and certain non-fundamental investment policies. This included changing their historic objectives of high current income with a secondary focus on capital appreciation to an objective of total return, eliminating the investment policies requiring at least 80% of managed assets to be invested in securities of real estate companies, removing any specific limitations regarding the Funds’ investment in foreign securities and modifying the dividend policies from a monthly level-rate payment to quarterly distributions. These changes result in global-oriented, total return Funds with investment strategies that may include investments in a wide range of securities that may include common equity, preferred equity, debt securities and derivative instruments.

As a result of these changes, the investment strategies and securities portfolios of the Funds have become substantially similar. Given their similarities and significant overlap in investment portfolios, the Boards believe shareholders of both Funds will benefit from the economies of scale to be realized by a merger. In addition, the total annual operating expense ratio of the combined fund after the Reorganization is expected to be lower than each Fund’s current total annual operating expense ratio, because the fixed expenses of the combined fund following the Reorganization will be spread over a larger asset base.

If you have not already done so, please take time to review the current proxy statement, which will discuss some of these changes in more detail and matters to be voted upon by shareholders at the September 16, 2010 Annual Meeting of Shareholders.

In closing, we believe the strategic changes discussed above will further help position the Funds to realize shareholder value by creating a single, combined fund that is focused on total return through investment in common equity, preferred equity, debt securities and derivative instruments across a broad range of industries and geographic regions. Consistent with the steps taken beginning in 2009, we will continue to assess ongoing opportunities to enhance the Funds’ return potential.

SHAREHOLDER LETTER (CONTINUED)

As evidenced by the year-to-date market performance, we continue to believe that there is a premium on investment vigilance. However, we also believe this environment will create compelling, long-term investment opportunities and that the Funds have the potential to create long-term value for shareholders.

We thank you for your continued support.

Sincerely,

Jeffrey Taylor	Jeffrey Randall
President	Portfolio Manager